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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933



                          For the month of April 2003




                                BANCOLOMBIA S.A.
                               -----------------
                (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F      X                Form 40-F
                    -------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


        Yes                      No               X
                --------                       -------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)


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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).


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                                   SIGNATURE
                                   ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 BANCOLOMBIA S.A.
                                 (Registrant)




Date: April 24, 2003       By  /s/  JAIME ALBERTO VELASQUEZ B.
                               --------------------------------------
                                    Name:  Jaime Alberto Velasquez B.
                                    Title: Vice President of Finance

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[BANCOLUMBIA LOGO]


        BANCOLOMBIA REPORTS ACCUMULATED NET INCOME OF PS 56,162 MILLION
                   FOR THE THREE MONTHS ENDED MARCH 31, 2003



Medellin, April 23, 2003. BANCOLOMBIA (NYSE:CIB)*
------------------------

BANCOLOMBIA reported net income of Ps 21,488 million for the month ended March 31, 2003, a 17.5% increase as compared to Ps 18,291 million reported for the same period in 2002. For the three months ended March 31, 2003 the Bank reported accumulated net income of Ps 56,162 million, 48.9% higher than that of the same period of 2002.

Total assets in March increased 17.8% to Ps 9.7 trillion over the last twelve months. Total deposits of checking accounts, saving deposits and time deposits increased 19% from Ps 5.2 trillion to Ps 6.2 trillion over the last year. BANCOLOMBIA's total shareholders' equity increased Ps 158 billion in March to Ps
1.15 trillion.

BANCOLOMBIA's level of past due loans as a percentage of total loans was 2.4% as of March 31, 2003, and the level of allowance for past due loans was 218%.


Market Share

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market shares as of March 2003, with respect to the Colombian Financial System were 12.4 % of total deposits, 12.6% of total net loans, 11% of total savings accounts, 17.0% of total checking accounts and 11.6% of time deposits.


Contacts:

Jaime A. Velasquez:         Financial VP      (574) 5108666
Maria A. Villa:             R Manager         (574) 5108866







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* Please note that the information contained herein sets forth and is based on the unconsolidated, unaudited financial results of the Bank for the periods specified and as calculated herein in accordance with Colombian GAAP. Such information can therefore not be compared to and should not be used in any way to interpret any information contained in Bancolombia's annual report on Form 20-F for the year ended December 31, 2002 or in Bancolombia's quarterly press releases, each of which contain the consolidated financial results of the Bank and its subsidiaries for each of the periods specified and as calculated each therein.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.